AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the six months ended September 30, 2005.

This MD&A is prepared as of November 10, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

In early fiscal 2004, the Company assembled a capable and experienced mineral exploration team to focus its efforts toward making major new mineral deposit discoveries in British Columbia. This team continues to actively evaluate potential targets in order to acquire a portfolio of key projects, and to plan and implement field surveys, including drilling, of high priority targets.

Property Activities

Buck Property

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Buck mineral property. The 4,750 hectare Buck property, located 20 kilometers south of Houston, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the cost of: staking the property, line-cutting to establish a survey grid over it and performing an induced polarization geophysical survey on the property.

In July 2004, the Company reached an agreement with Chatworth Resources Inc. (“Chatworth”, then GMD Resource Corp.), pursuant to which Chatworth can earn a 50% interest in the Buck claims by (i) issuing 100,000 units comprised of 100,000 common shares of Chatworth at a deemed price of $0.05 per share, and 100,000 two-year share purchase warrants exercisable at $0.10 per share in the first year and $0.15 per share in the second year, and (ii) incurring exploration expenditures totaling $500,000 over five years, with a minimum annual expenditure of $100,000.

Upon acceptance of the option agreement by the TSX Venture Exchange on July 16, 2004, 100,000 common shares and 100,000 warrants of Chatworth were received by the Company. The 100,000 pre-consolidation Chatworth shares, with a value of $5,000, were credited against the acquisition cost of the property. Subsequently, Chatworth completed a 6-for-1 share

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

consolidation. The fair value of the Chatworth warrants was estimated on the TSX acceptance date at $5,000 and has been credited against the acquisition cost of the property.

Although largely overburden covered, the property is indicated to be underlain by Jurassic Hazelton Group and Cretaceous to Tertiary Ootsa Lake Group volcanic rocks, intruded by Late Cretaceous Bulkley intrusive rocks. This setting is similar to the setting that hosted the Equity Silver deposit of Placer Dome, located approximately 25 kilometres southeast of the Buck property. The Equity Silver mine produced 93,000 tons of copper, 71.4 million ounces of silver and 0.5 million ounces of gold from 33.8 million tonnes of ore during the period 1980 to 1994. Two induced polarization chargeability anomalies are known to occur on the property.

Additional work is planned by Chatworth during calendar 2005.

RAD Property

In January 2004, the Company entered into an agreement to acquire a 100% interest in the RAD property.

The 2,000 hectare RAD property, located 250 kilometers west of Williams Lake, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the staking cost. The geology of the property area comprises Jurassic tuffs and volcanic breccia, Upper Cretaceous andesites and basaltic breccias, and overlying Tertiary basalts and andesites. A geologic reconnaissance performed in 2004 confirmed that a historic induced polarization survey had adequately covered the target area and, consequently, no further exploration is planned at this time.

The Company continues to maintain the property in good standing.

Sitka Property

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Sitka property.

The 1,275 hectare Sitka Gold property ("Sitka"), located 30 kilometers northeast of Port Hardy, was acquired by paying $20,000 in cash and by the issuance of 80,000 shares of the Company to an arm's length party. The property contains structurally controlled gold bearing quartz veins hosted by Devonian to Jurassic rocks, enclosed in a roof pendant in the Jurassic to Cretaceous Coast Plutonic Complex. The property is presently being held on assessment credits.

The Company continues to maintain the property in good standing.

Nechako Gold Property (formerly “Bob” and “JMD” Properties)

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Nechako mineral property. The 1,300 hectare Nechako property, located 80 kilometers west of Quesnel, was acquired by issuing a total of 200,000 shares of the Company to two arm's length parties. Of these 200,000 shares, 50,000 were not due to be issued until the Company reached a

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

third party joint venture agreement or completed a total of $250,000 in exploration expenditures on the property.

In November 2004, the Company signed an option agreement whereby Endurance Gold Corporation (“Endurance Gold”), an arm's length private company, can acquire a 60% interest in the property by issuing to the Company 250,000 shares in Endurance Gold, and by incurring $250,000 in exploration work on the property over the next three years. The agreement is conditional upon Endurance Gold becoming a publicly-listed company, a condition that Endurance Gold fulfilled on July 27, 2005 when it listed on the TSX Venture Exchange. On August 18, 2005, the Company received its first payment of 50,000 common shares of Endurance Gold at a deemed price of $0.23 per share. $11,500 was credited against the acquisition cost of the property.

At the end of the option period, the Company and Endurance Gold may enter into a joint venture to develop the property with the Company owning 40% and Endurance Gold owning 60%. The two arm's length parties from whom the property was acquired waived their right to the 50,000 shares of the Company referred to above.

Since January 2005, Endurance Gold registered an additional 3,275 hectares of mineral claims within the area of common interest surrounding the property. These will form part of the property and are subject to the terms of the agreement with Endurance Gold.

The property is underlain by Cretaceous sedimentary rocks. Previous work has identified a large area of epithermal alteration with anomalous gold and gold indicator element mineralization as exhibited from soil and rock chip samples.

Endurance Gold has performed geologic, geochemical and geophysical surveys on the property to date during calendar 2005, and has informed Amarc that it plans to commence a drilling program during November or December 2005.

GBR Property

In April 2004, the Company entered into an agreement to acquire the 1,000 hectare GBR Property located approximately 70 kilometers northwest of Dease Lake on the Golden Bear Road. The Company had the option to acquire a 100% interest in the claims from the Iskut North Syndicate, an arm's length party, by making cash payments totaling $225,000, of which $15,000 was paid, and by issuing 450,000 shares of the Company, of which 30,000 were issued during the fiscal year ended March 31, 2005. The property was also subject to a 2% net smelter royalty (“NSR”) which the Company, at its option, could have purchased for $2 million. The Company staked an additional 5,825 hectares in 28 claims to add to the property within the area of common interest that became subject to the terms of the agreement.

Previous exploration activities on the GBR property had identified large copper and gold soil geochemical anomalies. Amarc began a first phase exploration program in June 2004, consisting of geological mapping, approximately 62 line-kilometers of geochemical grids and 47 line-kilometers of ground geophysical surveys (induced polarization and magnetometer).

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of the programs were reviewed, and deemed not to be sufficiently positive to warrant further exploration on the property by the Company. In March 2005, Amarc notified the Iskut North Syndicate of its intention to terminate the option. In May 2005, the Company terminated the GBR agreement after filing the requisite assessment work with the British Columbia government to keep the claims in good standing. The Company has no further interest in the property.

Spius Property

In June 2004, Amarc entered into an option agreement with two arm's length parties to acquire a 100% interest in the 1,000 hectare Spius gold-copper porphyry property, located near Merritt. The Company could have acquired its interest in the Spius property by making staged cash payments totaling $35,000 and issuing 80,000 common shares over three years, of which 10,000 shares were issued during the fiscal year ended March 31, 2005. The property was also subject to a 2% NSR that the Company, at its option, could have purchased for $2 million.

Reconnaissance geologic surveys were performed over the property during calendar 2004. An evaluation of these results was completed and the results did not warrant further exploration by the Company on this property.

In July 2005, the Company terminated the Spius agreement and has no further interest in the property.

Witch Properties

In September 2004, the Company acquired a 100% interest in the Witch porphyry gold-copper property for a cash payment of $10,000. The property comprises approximately 4,600 hectares and is located in the Witch Lake/Chuchi Lake region, approximately 80 kilometers north-northwest of Fort St. James. Amarc added to the property by staking an additional 1,750 hectares in four claims.

Exploration work performed by previous owners includes soil sampling, magnetometer surveys, induced polarization surveys, trenching and mapping. Several anomalous areas were outlined, some of which had received historical drilling. Anomalous copper values over discontinuous intervals were encountered in the drilling. Prospective areas of the property remained to be tested by geophysics, and untested targets remained to be drilled. These prospective areas were explored by the Company using geophysical techniques, and anomalous zones were drill tested to determine their geologic character. An evaluation of the results from the characterization drilling indicates that the original Witch property does not warrant additional work by the Company.

During the quarter ended December 31, 2004, Amarc staked an additional 36,350 hectares in the Witch Lake region, over areas prospective for porphyry gold-copper targets in a region underlain by Jurassic Takla Group and Chuchi Group volcanic and sedimentary rocks intruded by Triassic to Cretaceous intrusive rocks. These claims reach to the south of the Mt. Milligan deposit (measured and indicated resource of 408 million tones containing 0.18% copper and 0.40 g/t gold – Placer Dome 2003 Annual Report) and comprise the Chona, Kal, M2, M3, M4, M5, Tsil and additional Witch claims. During the quarter ended March 31, 2005, Amarc registered an

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

additional 31,611 hectares in the same region (the Chica, additional Chona, Tchent, Wolf and Xander claims). Prospective areas were explored using geological, geochemical and geophysical techniques during calendar 2004 and 2005. Anomalous zones were readied for drill testing subsequent to the fiscal quarter ended September 30, 2005. During the 2005 exploration season Amarc performed extensive, detailed geophysical and geochemical surveys on the properties and selected drill targets exhibiting the types of anomalies characteristic of porphyry gold-copper deposits. The Company completed a program of nine drill holes (964 metres) in October 2005. No significant results were obtained by the drilling.

In November 2004, the Kal, M2, M3, M4, M5 and Tsil properties became subject to a farm out agreement with Rockwell Ventures Inc., as described below under “Rockwell Agreement.” These claims were surveyed by geophysical techniques, then tested by drilling during the quarter ended March 31, 2005. An evaluation of these results has been completed and the results do not warrant further exploration by the Company. During the fiscal quarter ended September 30, 2005 the M2, M4, Kal and Tsil claims were allowed to lapse.

Natlan Property

In October 2004, Amarc signed a Letter of Intent to enter into an option agreement to acquire the Natlan gold property located 25 kilometres northeast of Hazelton. In October 2004, Amarc staked an additional 1,400 hectares of claims in the area of common interest surrounding the original property that was included in the terms of the Letter.

In March 2005, a definitive option agreement was signed, whereby the Company can purchase 100% of the Natlan gold property by making staged cash payments totaling $500,000 over five years, of which $10,000 has been paid. The property is subject to a 2% NSR which can be purchased by the Company for $2 million.

The Natlan property features a gold (and associated indicator elements) geochemical anomaly in an area of Early Jurassic to Late Cretaceous Bowser Lake Group sedimentary rocks, intruded by late Cretaceous Bulkley plutonic rocks. Work during the 2005 exploration season will include a soil geochemical survey and drilling.

Cariboo Properties

In February and March 2004, the Company staked the 2,000 hectare Crystal Property, the 2,000 hectare Orr Property, the 1,125 hectare Hook Property, the 2,125 Sky Property and the 2,175 hectare Jim Property. The Crystal and Orr claims are located approximately 45 kilometers southeast and 35 kilometers southeast, respectively, of the town of 100 Mile House. The Hook, Sky and Jim Properties are located 12 kilometers northeast, 15 kilometers northwest and 6 kilometers northeast, respectively, of the town of Horsefly. Subsequently, Amarc added, by staking, 100 hectares in four claims to the Jim property and 2,500 hectares in five claims to the Crystal property.

The geological setting consists of Mesozoic Nicola Group volcanic and sedimentary rocks in the vicinity of Triassic and Jurassic intrusive plugs and stocks, a setting known to be prospective for porphyry gold-copper occurrences. The target areas are defined by airborne magnetometer

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

geophysical anomalies. Preliminary ground surveys, consisting of geological mapping, geochemical sampling and geophysical surveys, were carried out in May and June of 2004.

In November 2004, the Crystal and Hook properties became the subject to a farm out agreement with Rockwell Ventures Inc., as described below under “Rockwell Agreement.”

During the quarter ended December 31, 2004, reconnaissance drilling was performed on the Orr, Hook and Crystal properties to characterize a number of geophysical anomalies present on the properties. An evaluation of these results was completed and Amarc and Rockwell determined that they had no further interest on the Crystal property. Amarc also determined that the results on the Orr property did not warrant further exploration.

In February 2005, a portion of the Crystal property was allowed to lapse. The Orr claims were allowed to lapse during March 2005. In April 2005, the remainder of the Crystal property and the Sky claims were allowed to lapse.

In March 2005, the Company entered into an agreement with Wildrose Resources Ltd., whereby the Hook and Jim properties were sold to Wildrose for the sum of $10 and the right, in favour of Amarc and Rockwell, to enter into an option agreement to purchase Wildrose’s Cowtrail and Pat claims, also located in the Cariboo region near Horsefly. The Company and Rockwell did not exercise the right to enter into the option agreement.

In November 2004, the Company staked the Giff, Naud and Tin properties comprising 5,196 hectares located in the Cariboo region approximately 85 kilometers east of Williams Lake, to cover regional geophysical targets prospective for porphyry gold-copper-molybdenum deposits. In February 2005 the Company registered the Magoro, RS, Tisdall and TKL properties, comprising a total of 7,462 hectares, in the same area.

These properties were explored during the calendar 2005 field season using geological, geochemical and geophysical techniques. The results of the surveys did not warrant drilling the properties and no further work will be done by the Company. The claims will be held on assessment credits.

In May 2005, Amarc entered into an option agreement with Taseko Mines Limited, a public company with certain directors in common with Amarc, to earn a 50% interest in the Wasp and Anvil properties. Amarc will be the operator and can acquire its interest by incurring $150,000 of exploration expenditures over a two year period.

The Wasp and Anvil properties are located approximately 15 kilometres southeast of Taseko’s Prosperity project, situated 130 kilometres southwest of Williams Lake. The Prosperity project hosts a large porphyry gold-copper deposit.

Amarc plans to perform geological and geochemical reconnaissance surveys to evaluate the properties.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Max Property

In January 2005, the Company entered into an agreement whereby it obtained an option to acquire a 100% interest in the 121 hectare Homestake/Kamad crown-granted mineral claims located 65 kilometers northeast of Kamloops, by making staged cash payments totaling $135,000 and issuing 200,000 common shares of the Company over a period of 2 years, of which $60,000 has been paid and 50,000 common shares have been issued to June 30, 2005. The agreement includes a 2% net smelter royalty payable from production on the property, which royalty is purchasable by the Company for $1 million.

The Homestake/Kamad property hosts a precious metals rich volcanogenic massive sulphide occurrence containing barite, silver and base metals. The property has been explored intermittently in the past by surface and underground work. Amarc performed a first phase of drilling on the property during the period January to March 2005. A total of 13 holes were drilled comprising 2,728 metres. At least two precious metals-rich, volcanogenic massive sulphide horizons containing silver, gold, copper, lead, zinc and barite were intersected. The two sub-parallel mineralized horizons trend northwest and dip at shallow to moderate angles to the northeast. A lower mineralized horizon lies approximately 40 metres below the upper horizon. The thirteen holes (MX5-01 to MX5-13) traced the mineralized horizons approximately 300 metres down dip.

In December 2004, the Company entered into a letter agreement with Eagle Plains Resources Ltd. (“Eagle Plains”) for an option to acquire a 60% joint venture position with Eagle Plains to develop the 5,075 hectare Acacia property that is contiguous with and surrounds the Homestake/Kamad claims. The Company can acquire its interest by making staged payments totaling $125,000 and 350,000 common shares of the Company and by expending $2,500,000 in exploration and development work over the next four years. Amarc may increase its interest to 75% by carrying the project to feasibility. A definitive agreement was signed in April 2005. Initial cash payments of $25,000 and the issuance of 25,000 common shares of the Company have been made. The Company is required to spend a minimum of $100,000 before April 2006 to maintain the option.

During February 2005, the Company staked an additional 3,245 hectares of claims in the area of common interest surrounding the original property that will be included in terms of the agreement.

The Acacia property is underlain by the Paleozoic Eagle Bay Assemblage comprising metamorphosed volcanic and sedimentary rocks, known to host the nearby Samatosum and Rea precious and base metals volcanogenic massive sulphide deposits.

Amarc performed an additional drilling program on the Homestake and Acacia properties, which was completed subsequent to end of the fiscal quarter. Three NQ2 diamond core holes (993 metres) were drilled toward the east of and topographically higher than the collars of holes MX5-01 to MX5-13 to further test the faulted extensions of the polymetallic massive sulphide and barite lenses. The mineralized horizons were intersected by the drill holes yielding geochemically anomalous precious and base metal results. The results of the drilling are being reviewed by Amarc personnel.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rockwell Agreement

On November 1, 2004, the Company signed an agreement with Rockwell Ventures Inc. (“Rockwell”), a public company with certain directors in common with the Company, whereby Rockwell was granted the right to earn an interest in each of the Crystal, Hook, Kal, M2, M3, M5 and Tsil properties by incurring $600,000 in exploration expenditures on the named properties by December 31, 2004, which Rockwell completed. The Company had the option to buy back Rockwell’s interest at any time up to June 30, 2005 (the right of “Call”), by paying a mutually-agreed upon price of at least $660,000 in cash or the equivalent in Amarc shares. The Company allowed this option to lapse unexercised.

Other Properties

The Company also has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon Territory, Canada, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. At the present time, the Company has no plans to undertake any programs on these properties.

Market Trends

Copper prices have been increasing since late 2003. Copper averaged US$1.30/lb in 2004 and has averaged US$1.60/lb to October 31, 2005.

The average gold price in 2005 to October 31 was approximately US$436/oz, which is above the average price of US$410/oz in 2004.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars.

	As at March 31
	2005	2004	2003
Current assets	$7,888,349	$14,053,400	$871,881
Mineral properties	155,929	73,929	–
Equipment	47,105	60,188	147,225
Total assets	8,091,383	14,187,517	1,019,106

Current liabilities	871,243	182,759	256,001
Shareholders’ equity	7,220,140	14,004,758	763,105
Total shareholders’ equity & liabilities	8,091,383	14,187,517	1,019,106

Working capital	$7,017,106	$13,870,641	$615,880

	Year ended March 31
	2005	2004	2003
Expenses
Amortization	$13,083	$17,037	$20,750
Conference and travel	5,591	33,404	12,157
Consulting	45,658	79,964	73,697
Exploration	7,553,950	460,252	405,330
Legal, accounting and audit	63,521	53,913	158,814
Office and administration	106,349	28,468	107,304
Salaries and benefits	356,841	140,619	272,965
Shareholder communication	104,308	21,495	126,193
Trust and filing	23,350	43,915	11,550
Foreign exchange loss (gain)	8,204	9,621	64,609
Interest on flow-through shares	92,502	–	–
Interest income	(242,862)	(74,590)	(4,963)
Write down of marketable securities	6,667	–	581,010
Write down of mineral property interest	76,000	–	–
Subtotal	8,213,162	814,098	1,829,416
Stock-based compensation	496,031	407,363	5,805
Loss (gain) on sale of marketable securities	(81,554)	(2,052,596)	19,500
Net income (loss) for the year	$8,627,639	$831,135	$(1,854,721)

Basic and diluted income (loss) per share	$(0.19)	$0.04	$(0.12)

Weighted average number of common shares
outstanding	45,168,411	21,421,096	15,170,448

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

		Sep 30		Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
		2005		2005	2005	2004	2004	2004	2004	2003
Current assets		$4,374		$5,503	$7,888	$9,933	$12,620	$13,647	$14,054	$9,451
Other assets		186		200	203	287	295	302	134	64
Total assets		4560		5,703	8,091	10,220	12,915	13,949	14,188	9,515

Current liabilities		242		114	871	1,109	389	190	183	338
Shareholders’ equity		4318		5,589	7,220	9,111	12,526	13,759	14,005	9,177
Total shareholders’ equity and
liabilities		4560		5,703	8,091	10,220	12,915	13,949	14,188	9,515

Working capital		4,132		5,389	7,017	8,824	12,231	13,457	13,871	9,113

Expenses
Amortization		3		3	3	3	4	3	3	5
Conference and travel		–		–	3	1	–	2	4	29
Consulting		13		15	12	12	17	5	(5)	67
Exploration		1,085		1,399	2,329	3,494	1,187	544	396	44
Legal, accounting and audit		44		5	5	16	30	13	26	9
Office and administration		39		38	44	41	13	10	(12)	10
Salaries and benefits		156		85	150	77	79	51	36	46
Shareholder communication		26		24	26	31	35	12	14	1
Trust and filing		6		2	7	5	5	6	20	20
Subtotal		1,372		1,571	2,579	3,680	1,370	646	482	231
Foreign exchange loss (gain)		(43)		(4)	(1)	4	7	(2)	(2)	2
Interest income		(25)		(37)	(47)	(65)	(59)	(72)	(61)	(5)
Other		–		–	(6)	98	–	–	–	–
Subtotal		1,304		1,530	2,525	3,717	1,318	572	419	228
Stock-based compensation		(2)		(14)	(8)	88	404	12	407	–
Write-down of marketable
securities		–		57	–	2	–	–	–	–
Write-down mineral property
interest		–		–	76	–	–	–	–	–
Mark-to-market adjustment on
warrants		–		98	5	–	–	–	–	–
Tax refund		–		–	(1)	–	–	–	–	–
Loss (gain) on sale of marketable
securities		–		–	(41)	25	(20)	(46)	(1,698)	(354)
Net income (loss) for the period	$	(1,302)	$	(1,671)	$(2,557)	$(3,831)	$(1,702)	$(538)	$872	$126

Basic and diluted net income
(loss) per share		$(0.03)		$(0.03)	$(0.06)	$(0.08)	$(0.04)	$(0.01)	$0.02	$0.01

Weighted average number of
common shares outstanding
(thousands)		47,976		47,835	46,049	45,344	44,879	44,429	41,002	15,989

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

The Company had a net loss of $2,973,645 for the six months ended September 30, 2005 compared to a net loss of $2,240,183 for the same period in 2004. The increase primarily resulted from exploration expenditures in British Columbia compared to the previous year.

Exploration expenses for the six months ended September 30, 2005, excluding stock-based compensation, increased to $2,483,893 compared to $1,731,943 in the same period in the previous year. This increase is due to a greater number of active exploration programs being carried out in British Columbia. The major exploration expenditures during the period were geological (2006 – $1,034,009; 2005 – $1,004,943) and site activities (2006 – $736,409; 2005 – $371,298). The increase in geological expense during the year was due to wages paid for the increased geological and geophysical work. Site activities increased in 2005 due to a greater number of site contractors used in the Company’s exploration activities. Option payments related to mineral property interests increased to $78,750 for the current period compared to $38,900 for the same period last year.

Administrative costs for the current period also increased in line with the higher exploration activities. Office and administration increased to $76,289, compared to $23,130 for the same period last year. Salaries and benefits increased to $240,546 in the current period, compared to $130,078 in the same period last year.

Interest income decreased to $61,672 for the current quarter, compared to $131,222 for the same period last year due to lower cash balances on hand.

The Company recorded a mark-to-market adjustment on the warrants held by the Company of $98,000, and a write down of marketable securities of $57,392 due to a decline in the value of the underlying securities. The Company also recorded a stock-based compensation recovery of $16,282 for the current period as a result of a decline in the Company stock price, which affected the options which had not yet vested, compared to an expense of $416,610 in the prior year.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At September 30, 2005, the Company had working capital of approximately $4.1 million, which is sufficient to fund its known commitments.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

Operating activities

Cash used in operating activities increased to $3,547,533 in the first two quarters of fiscal 2006, compared to $1,468,812 for the comparable period in fiscal 2005. The increase in cash used in operating activities in the first two quarters of fiscal 2006 compared to 2005 is attributable primarily to Amarc’s exploration programs carried out on its British Columbia mineral properties and the repayment of routine working capital items such as accounts payable. The Company anticipates continuing to use its cash in its operating activities to carry out its exploration programs.

Investing activities

Cash provided by investing activities was $2,119, which was related to a disposition of the Company’s holdings of Chatworth common shares, in the first six months of fiscal 2006, compared to cash used in investing activities of $227,541 in the same period of fiscal 2005. Cash used in investing activities in the first quarter of fiscal 2005 was attributable to the acquisition of mineral property interests.

Financing activities

Cash flows from financing activities were $69,189 for the six months ended September 30, 2005, compared to $188,534 for the same period in the prior year. Cash from financing activities in each of these periods was attributable to cash received from the exercise of warrants and options.

Requirement of Financing

Development of any of the Company’s mineral properties beyond the preparation of a feasibility report will require additional equity and, possibly, debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income from its cash and cash equivalents, the Company relies on equity funding for its financial liquidity.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7 Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by nine public companies, one of which is the Company, and has certain directors in common with the Company. HDI carries out geological, exploration, corporate development, administration, and management services for, and incurs costs with third-party vendors on behalf of, Amarc on a full cost-recovery basis.

Costs for services rendered and costs incurred on behalf of the Company by HDI were $1,128,864 for the six months ended September 30, 2005, compared to $762,816 for the same period in the previous year. The increase is due to the Company’s exploration activities in British Columbia.

Hunter Dickinson Group Inc. (“HDGI”) is a private company with certain directors in common with the Company that provides consulting services at market rates to the Company. The Company paid $6,400 to HDGI for the six months ended June 30, 2005, same amount for the comparable period in the previous year.

1.10 Fourth Quarter

Not Applicable.

1.11 Proposed Transactions

None.

1.12 Critical Accounting Estimates

Not required. The Company is a venture issuer.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13 Changes in Accounting Policies including Initial Adoption

None.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the notes to the consolidated financial statements.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

AMARC RESOURCES LTD.
SIX MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2 Disclosure of Outstanding Share Data

The following table details the share capital structure as at November 10, 2005, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number
Common shares			52,459,473

Share purchase options	March 21, 2006	$ 0.60	1,971,000

Warrants	December 31, 2005	$ 0.34	7,684,668

The above-noted warrants are subject to accelerated expiry provisions under certain conditions. Refer to the accompanying financial statements.